December 1, 2010
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

Re:	Artio Global Investors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 5, 2010
Definitive Proxy Statement on Schedule 14A Filed March 26, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 1-34457

Dear Mr. O’Brien:

This letter sets forth the responses of Artio Global Investors Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) received by letter to Francis Harte dated November 18, 2010 (the “Comment Letter”) with respect to the above-referenced filings.  For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto, including references to prior disclosure as well as proposed revised disclosure for future filings.

1. Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 86

1.      We note your response to comment 7 in our letter dated October 27, 2010, and reissue this comment.  In this regard, we note that the proposed revised disclosure does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Response:  The Company acknowledges the Staff’s comment.

Prior Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item 4. Controls and Procedures”):

Based on this evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to information required to be disclosed in our periodic reports filed with the SEC.

Revised Proposed Future Disclosure:

Based on this evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17
Use of Comparative Compensation Data, page 18

2.      We note your response to comment 12 in our letter dated October 27, 2010, and reissue this comment.  In this regard, please show us what the requested benchmarking disclosure would have looked like for 2009.

Response:  The Company acknowledges the Staff’s comment. Our prior response on this point in our letter dated November 10, 2010, was intended to address your comment completely, but perhaps we should have included a more fulsome explanation. In 2009 we received from McLagan Partners, a compensation consulting firm, a survey concerning compensation at a broad group of comparative companies, which is listed on page 19 of our 2009-2010 Proxy Statement. As explained on page 18 of the 2009-2010 Proxy Statement, we did not specifically set our pay levels by reference to the McLagan survey or in an attempt to reach a certain level within the survey. Instead, we used the survey as a point of reference to compare the Company’s proposed compensation levels, which we consider “benchmarking”. Our Human Resources Committee, in conjunction with our Compensation Committee, consulted the McLagan survey to obtain a general understanding of how comparable companies approached employee compensation and to verify that the Company was on par with the comparable companies.

If we benchmark or measure against any survey results or other peer comparators with greater specificity in the future, we will explain this in our proxy statement.

Risks Related to Compensation Policies, page 23

3.      We note your response to comment 13 in our letter dated October 27, 2010, and reissue this comment. In this regard, we note that the general statements included in your response do not explain to us in sufficient detail the process you undertook to conclude that no disclosure was necessary pursuant to Item 402(s) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  For 2009, the process we used to conclude that our compensation policies and practices were not likely to have a material adverse effect on the Company was largely driven by the process of reviewing our compensation in preparing the 2009-2010 Proxy Statement.  Working together, the Company’s Compensation Committee and management concluded that our compensation structure did not entail key risks because compensation was assessed near the close of the fiscal year, based on each employee’s performance and the Company’s performance, which is, in turn, based on fee revenues derived from verified market-based values of assets under management.  Accordingly, we identified the key compensation-related risks of the Company to be the risk that comparatively low levels of compensation could result in the loss of key employees and as such we intended to pay our employees competitively.  We also noted the risk of short-term focus potentially created by employee equity awards.  However, we concluded that other aspects of our compensation structure adequately mitigated this risk, such as the long-term equity holdings of our Principals, the extended vesting horizon of employee equity awards and the mandatory deferral of a portion of employees’ discretionary annual bonuses.

These conclusions were included in the Company’s draft CD&A for the 2009-2010 Proxy Statement, which was reviewed and approved by the Compensation Committee.

For 2010 and future years, we intend to enhance the process for our compensation risk assessment, separate and apart from the preparation of our annual CD&A.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Part II. Other Information, page 43
Item 1A. Risk Factors, page 43

4.      We note your incorporation by reference of the “Risk Factors” section of your Form S-l filed with the SEC on May 21, 2010.  Please note that information incorporated by reference in Part II of your quarterly report must comply with the provisions of Exchange Act Rule 12b-23.  Specifically, Rule 12b-23 (a)(3) requires copies of any information incorporated into a report by reference to be filed as an exhibit to the report. Refer to General Instruction D.2 of Form 10-Q.  Please comply in future filings.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will comply with Rule 12b-23(a)(3) and file copies of any information incorporated into our reports by reference.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 43

5.      Please include in future filings the maximum number of shares that may still be purchased under any share repurchase plan or program in the table that discloses share repurchase activity.  Additionally, you should disclose, by footnote, any expiration date of any share repurchase plan or program. Refer to Item 703(b)(4) of Regulation S-K and Instruction 2.c to paragraphs (b)(3) and (b)(4) of Regulation S-K Item 703.

Response:  The Company acknowledges the Staff’s comment.  We note for the Staff that we included the maximum number of shares that were available to be purchased pursuant to the program in footnote 1 on page 44.  In future filings we will include the maximum number of shares that may still be purchased under any share repurchase plan or program in the table that discloses share repurchase activity.  Additionally, we will disclose in future filings, by footnote, any expiration date of any share repurchase program.

Prior Disclosure:

Period	Total Number of Shares Repurchased(a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(a)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(a)
July 1, 2010 through July 31, 2010	—	$—	—	—
August 1, 2010 through August 31, 2010	531,200	14.99	531,200	—

Period	Total Number of Shares Repurchased(a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(a)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(a)
September 1, 2010 through September 30, 2010	—	—	—	—
For the quarter ended September 30, 2010	531,200	14.99	531,200	—

(a)
On July 27, 2010, our Board of Directors authorized a share repurchase program of up to 1,000,000 shares of our common stock. This program is intended to eliminate the dilutive impact of restricted stock unit awards granted at the time of the IPO that have vested, or will vest, through 2011.  As of September 30, 2010, we purchased 531,200 shares of our Class A common stock for $8.0 million under the program. There are 468,800 shares that may yet be purchased under the program.

Proposed Revised Disclosure:

Period	Total Number of Shares Repurchased(a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(a)	Approximate Number of Shares that May Yet be Purchased Under the Plans or Programs(a)
July 1, 2010 through July 31, 2010	—	$—	—	—
August 1, 2010 through August 31, 2010	531,200	14.99	531,200	—
September 1, 2010 through September 30, 2010	—	—	—	—
For the quarter ended September 30, 2010	531,200	14.99	531,200	468,800

(a)
On July 27, 2010, our Board of Directors authorized a share repurchase program of up to 1,000,000 shares of our common stock.  The share repurchase program does not have an expiration date. It is intended to eliminate the dilutive impact of restricted stock unit awards granted at the time of the IPO that have vested, or will vest, through 2011, and the Corporation intends to complete all repurchases under the program by December 31, 2011.  As of September 30, 2010, we purchased 531,200 shares of our Class A common stock for $8.0 million under the program. There are 468,800 shares that may yet be purchased under the program.

Exhibits 31.1 and 31.2

6.      We note your reference to “the registrant’s fourth quarter” in paragraph 4(c).  In future filings, please revise this paragraph to state “the registrant’s fourth fiscal quarter.” Refer to Item 601(b)(31) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will ensure that the wordings of the certificates signed by our Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer) conform in every respect to the requirements of Item 601(b)(31) of Regulation S-K.

Prior Disclosure:

c)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Revised Disclosure for Future Filings:

c)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call Mr. Harte at 212-297-3644 or by facsimile at 212-682-5524, or Mr. Spilka at 212-297-3675 or by facsimile at 212-972-0601.

Sincerely,

/s/ Frank Harte	/s/ Adam Spilka

Frank Harte	Adam Spilka
Chief Financial Officer	General Counsel and Corporate Secretary
Artio Global Investors Inc.	Artio Global Investors Inc.

cc: Tracey Houser, U.S. Securities and Exchange Commission
cc: Al Pavot, U.S. Securities and Exchange Commission
cc: Jessica Dickerson, U.S. Securities and Exchange Commission
cc: Andrew Schoeffler, U.S. Securities and Exchange Commission